Exhibit 21.1

List of Subsidiaries

M
Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

Moxian CN Group Limited	Samoa	100% owned by Moxian China, Inc.

Moxian Group Limited	British Virgin Islands	100% owned by the Moxian CN Group Limited

Moxian (Hong Kong) Limited	Hong Kong	100% owned by Moxian Group Limited

Moxian Technologies (Shenzhen) Co., Ltd.	PRC	100% owned by Moxian (Hong Kong) Limited

Moxian Malaysia SDN BHD	Malaysia	100% owned by Moxian (Hong Kong) Limited